Exhibit 99.1

Pony AI Inc. Announces Unaudited Fourth Quarter and Full Year 2024 Financial Results

New York, March 25, 2025 —Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in the large-scale commercialization of autonomous mobility, today announced its unaudited financial results for the quarter and full year ended December 31, 2024.

Dr. James Peng, Co-founder and Chief Executive Officer of Pony.ai, commented, “2024 marked a milestone year for Pony.ai as we transitioned to a public company. Our robotaxi-first, China-first, and tier-one cities-first approach has positioned us at the forefront of the race towards large-scale commercialization. The strategic partnerships with OEMs we have developed, also empowers us to rapidly scale production of our seventh-generation robotaxi. In 2025, we aim to build upon this momentum and accelerate beyond the inflection point of scaled commercialization, building a world with safer, more efficient, and accessible autonomous mobility.”

Dr. Tiancheng Lou, Co-founder and Chief Technology Officer of Pony.ai, added, “Our years of engineering efforts have yielded cutting-edge technology that ensures the highest levels of safety at effective costs, and supports our large-scale operations. Reinforcement learning and PonyWorld generative virtual environment are powering our autonomous driving system with smarter decisions in complex real-world conditions. Notably, our robotaxi safety record has improved by 16 times and has driven insurance policy prices down to roughly 50% that of human-driven taxis – all these are clear indicators of safety and reliability in our technology.”

Dr. Leo Wang, Chief Financial Officer of Pony.ai, commented, “We are proud of our revenue growth over the past three consecutive years, showcasing our ability to commercialize our leading autonomous mobility solutions. While the near-term financials reflected our strategic resource allocation to support the mass production and deployment of robotaxi services, we remain focused on improving unit economics in 2025. Our successful IPO has enhanced our financial strength and flexibility, providing us with ample capital for disciplined production scale-up and R&D investments.”

Recent Developments

Expanding Operations and Regulatory Approvals

Expansion of Paid Robotaxi Services in Beijing

•	On March 13, 2025, Pony.ai launched the first-ever paid robotaxi service at a major railway hub in urban Beijing, connecting Beijing South Railway Station and Yizhuang, the southeast suburb of Beijing. As one of the first companies to receive approval to test autonomous vehicles on highways in Beijing, Pony.ai can now offer autonomous ride-hailing services that connect key transport hubs such as Beijing South Railway Station, Beijing Daxing Airport, and Yizhuang Railway Station. Going forward, the Company plans to gradually expand its robotaxi services to Beijing city center.

Partnership with ComfortDelGro to Jointly Launch Robotaxi Pilot Program in Guangzhou

•	On March 12, 2025, Pony.ai and ComfortDelGro Corporation Limited (“ComfortDelGro”), a leading multi-modal transport operator, jointly launched a robotaxi pilot program in Guangzhou. This follows the signing of a Memorandum of Understanding (MoU) in June 2024. The program will deploy multiple autonomous vehicles for ride-hailing services across the city. Pony.ai will provide daily technical support with ComfortDelGro leveraging its expertise in large-scale fleet management to ensure service quality and handle customer support.

Expansion of Paid Robotaxi Services in Guangzhou

•	On February 21, 2025, Pony.ai launched paid robotaxi services connecting multiple locations in Guangzhou’s city center to Guangzhou Baiyun International Airport and Guangzhou South Railway Station. Notably, Pony.ai is the first and only company approved to provide robotaxi services on these high-demand routes. This expansion not only marks a major step in the integration of autonomous driving with the dynamic urban landscape of Guangzhou but also signifies another milestone in the Company’s commercialization of autonomous mobility.

First Company in China Approved for Autonomous Truck Platooning Tests

•	In December 2024, Pony.ai became the first company in China approved for robotruck platooning tests on cross-provincial highways connecting Beijing, Tianjin, and Hebei Province. This approval allows the Company to operate robotrucks in a “1+N” platoon, with only the lead truck requiring a safety operator, and the following trucks operating autonomously. Pony.ai will commence platooning tests on the Beijing-Tianjin-Tanggu Expressway, advancing toward fully autonomous truck platoons to enhance logistics efficiency.

Partnership with Amap to Expand Robotaxi Services in Guangzhou

•	On October 14, 2024, Pony.ai partnered with Amap, a leading provider of digital map, navigation and real-time traffic information in China and part of Alibaba Group, to integrate its robotaxis into Amap’s ride-hailing services. This partnership allows users in Guangzhou’s Nansha district to book rides in Pony.ai robotaxis through the Amap app, offering a futuristic, driverless travel experience. Both companies expect to expand this service to additional cities and regions in the future.

Mass Production Updates

Strategic Cooperation with GAC Aion to Develop Next-generation Robotaxi

•	On December 11, 2024, Pony.ai and Guangzhou Automobile Group Co., Ltd. (“GAC”) Aion, the new energy vehicle division of GAC, signed a strategic cooperation agreement to jointly develop a fully driverless, mass-produced robotaxi, advancing the commercialization of Pony.ai’s leading autonomous driving technology. The new fully driverless robotaxi will integrate Pony.ai's seventh-generation autonomous driving system into GAC Aion’s global version of the vehicle. Both companies expect to produce over 1,000 robotaxis with the first deliveries expected in 2025. Initial deployment will be in China’s Greater Bay Area, with plans for future expansion to other regions and markets.

Partnership with BAIC BJEV for L4 Robotaxi Development

•	On October 31, 2024, Pony.ai and Beijing Automotive Industry Corporation Beijing Electric Vehicle Co., Ltd. (“BAIC BJEV”), the new energy vehicle arm of Beijing Automotive Group Co., Ltd., officially signed a technical cooperation agreement to develop L4 robotaxis using the ARCFOX αT5 model equipped with Pony.ai’s seventh-generation autonomous driving system, including both hardware and software stacks. The first batch of ARCFOX αT5 robotaxis are expected to launch in 2025, targeting the Chinese market. Beyond vehicle development, both companies will also cooperate on brand marketing, promotional activities, supply chain management, and vehicle sales to expand the adoption of intelligent technologies internationally and drive the growth of the autonomous driving industry in China.

Expanding Global Footprint

Secured Autonomous Driving Test Permit in Seoul

•	On December 26, 2024, Pony.ai collaborated with PonyLink (formerly GemVaxLink) to secure a temporary autonomous driving test permit from South Korea’s Ministry of Land, Infrastructure, and Transport. The Company began public road testing in Seoul’s Gangnam district, covering 32 roads across 20.4 km². This marks a significant milestone in the global expansion of Pony.ai’s autonomous driving technology. The test fleet is composed of Hyundai KONA Electric vehicles featuring Pony.ai’s sixth-generation autonomous driving system, making it the world’s first fleet of robotaxis to operate fully autonomously with automotive-grade solid-state LiDAR technology.

Expanding European Reach with Partnership in Luxembourg

•	On October 23, 2024, Pony.ai Europe, the European division of the Company, signed a MoU with Emile Weber Group, Luxembourg's leading transport company, to advance the development of autonomous mobility in the Grand Duchy. Building on a March 2024 agreement with the Government of Luxembourg, Pony.ai established its European hub in Luxembourg in September 2024 which serves as a center for advanced R&D and the development of customized solutions for the European market. This milestone further advanced Pony.ai’s European expansion in 2024.

Unaudited Fourth Quarter 2024 Financial Results

Revenues

•	Total revenues were US$35.5 million in the fourth quarter of 2024, representing a decrease of 29.8% from US$50.6 million in the fourth quarter of 2023. The decrease was mainly influenced by the timing of project-based revenue recognition, partially offset by an increase in other revenues.

•	Robotaxi services were US$2.6 million in the fourth quarter of 2024, representing a decrease of 61.9% from US$6.7 million in the fourth quarter of 2023. The decrease was mainly driven by reduced service fees from providing autonomous vehicle engineering solutions based on our collaboration projects’ progression schedule. The decrease was partially offset by a significant increase in passenger fares driven by the expansion of our public-facing fare-charging robotaxi operations in Tier-one cities in China.

•	Robotruck services were US$12.9 million in the fourth quarter of 2024, representing an increase of 72.7% from US$7.5 million in the fourth quarter of 2023. The increase was mainly due to the expansion of robotruck fleet operations into new regions.

•	Licensing and applications were US$20.0 million in the fourth quarter of 2024, representing a decrease of 45.0% from US$36.4 million in the fourth quarter of 2023. The decrease was mainly influenced by the timing of project-based revenue recognition.

Cost of Revenues

•	Total cost of revenues was US$28.1 million in the fourth quarter of 2024, representing a decrease of 16.1% from US$33.4 million in the fourth quarter of 2023, in-line with revenue trend and revenue mix.

Gross Profit and Gross Margin

•	Gross profit was US$7.5 million in the fourth quarter of 2024, representing a decrease of 56.5% from US$17.1 million in the fourth quarter of 2023.

•	Gross margin was 21.0% in the fourth quarter of 2024, compared to 33.9% in the fourth quarter of 2023. The decrease was mainly due to changes in the revenue mix.

Operating Expenses

•	Operating expenses were US$180.6 million in the fourth quarter of 2024, representing an increase of 313.9% from US$43.6 million in the fourth quarter of 2023. Non-GAAP[1] operating expenses were US$55.7 million in the fourth quarter of 2024, representing an increase of 30.0% from US$42.8 million in the fourth quarter of 2023.

•	Research and development expenses were US$147.8 million in the fourth quarter of 2024, representing an increase of 375.7% from US$31.1 million in the fourth quarter of 2023. The increase was mainly due to i) share-based compensation expenses recognized related to the share awards granted to employees with a performance condition related to the IPO; and ii) accelerated research and development investments in the fourth quarter of 2024 to support the seventh-generation vehicle development in collaboration with our original equipment manufacturer (“OEM”) partners. Non-GAAP research and development expenses were US$46.3 million, representing an increase of 50.6% from US$30.8 million in the fourth quarter of 2023.

•	Selling, general and administrative expenses were US$32.7 million in the fourth quarter of 2024, representing an increase of 160.9% from US$12.5 million in the fourth quarter of 2023. The increase was mainly due to share-based compensation expenses recognized related to the share awards granted to employees with a performance condition related to the IPO. Non-GAAP selling, general and administrative expenses were US$9.3 million, representing a decrease of 22.6% from US$12.1 million in the fourth quarter of 2023.

Loss from Operations

•	Loss from operations was US$173.1 million in the fourth quarter of 2024, compared to US$26.5 million in the fourth quarter of 2023. Non-GAAP loss from operations was US$48.2 million, compared to US$25.7 million in the fourth quarter of 2023.

Net Loss

•	Net loss was US$181.1 million in the fourth quarter of 2024, compared to US$20.7 million in the fourth quarter of 2023. Non-GAAP net loss was US$56.2 million in the fourth quarter of 2024, compared to US$18.2 million in the fourth quarter of 2023.

1 Non-GAAP financial measures exclude share-based compensation expenses and changes in fair value of warrants liability, and such adjustment has no impact on income tax. For further details, see the “Unaudited Reconciliation of U.S. GAAP and Non- GAAP Results” set forth at the end of this press release.

Basic and Diluted Loss per ordinary share

•	Basic and diluted net loss per ordinary share was both US$0.99 in the fourth quarter of 2024, compared to US$0.23 in the fourth quarter of 2023. Non-GAAP basic and diluted net loss per ordinary share was both US$0.31 in the fourth quarter of 2024, compared to US$0.20 in the fourth quarter of 2023. Each ADS represents one Class A ordinary share.

Balance Sheet

•	Cash and cash equivalents, short-term investments and restricted cash were US$745.2million as of December 31, 2024, compared to US$589.8 million as of December 31, 2023.

•	Long-term investments was US$130.8 million as of December 31, 2024, compared to US$51.7 million as of December 31, 2023. Of which long-term debt instruments for wealth management was US$79.9 million, compared to US$1.9 million as of December 31, 2023.

Unaudited Full Year 2024 Financial Results

Revenues

•	Total revenues were US$75.0 million in 2024, representing an increase of 4.3% from US$71.9 million in 2023.

•	Robotaxi services were US$7.3 million in 2024, representing a decrease of 5.3% from US$7.7 million in 2023. The decrease was mainly driven by reduced service fees from providing autonomous vehicle engineering solutions based on our collaboration projects’ progression schedule. The decrease was partially offset by a significant increase in passenger fares driven by the expansion of our public-facing fare-charging robotaxi operations in Tier-one cities in China.

•	Robotruck services were US$40.4 million in 2024, representing an increase of 61.3% from US$25.0 million in 2023. The increase was mainly due to the expansion of robotruck fleet operations into new regions.

•	Licensing and applications were US$27.3 million in 2024, representing a decrease of 30.1% from US$39.2 million in 2023. The decrease was mainly influenced by the timing of project-based revenue recognition.

Cost of Revenues

•	Total cost of revenues was US$63.6 million in 2024, representing an increase of 15.6% from US$55.0 million in 2023, in line with revenue trend and revenue mix.

Gross Profit and Gross Margin

•	Gross profit was US$11.4 million in 2024, representing a decrease of 32.5% from US$16.9 million in 2023.

•	Gross margin was 15.2% in 2024, compared to 23.5% in 2023. The decrease was mainly due to services with relatively lower gross margin contributed increasingly to our revenues in 2024 compared to 2023.

Operating Expenses

•	Operating expenses were US$296.9 million in 2024, representing an increase of 85.4% from US$160.1 million in 2023. Non-GAAP operating expenses were US$169.9 million in 2024, representing an increase of 8.7% from US$156.4 million in 2023.

•	Research and development expenses were US$240.2 million in 2024, representing an increase of 95.7% from US$122.7 million in 2023. The increase was mainly due to i) share-based compensation expenses recognized related to the share awards granted to employees with a performance condition related to the IPO; and ii) accelerated research and development investments in the fourth quarter of 2024 to support the seventh-generation vehicle development in collaboration with our OEM partners. Non-GAAP research and development expenses were US$137.8 million, representing an increase of 14.0% compared to US$120.9 million in 2023.

•	Selling, general and administrative expenses were US$56.7 million in 2024, representing an increase of 51.7% from US$37.4 million in 2023. The increase was mainly due to share-based compensation expenses recognized related to the share awards granted to employees with a performance condition related to the IPO. Non-GAAP selling, general and administrative expenses were US$32.1 million, representing a decrease of 9.5% compared to US$35.5 million in 2023.

Loss from Operations

•	Loss from operations was US$285.5 million in 2024, compared to US$143.2 million in 2023. Non-GAAP loss from operations was US$158.5 million in 2024, compared to US$139.5 million in 2023.

Net Loss

•	Net loss was US$275.0 million in 2024, compared to US$125.3 million in 2023. Non-GAAP net loss was US$153.6 million in 2024, compared to US$118.5 million in 2023.

Basic and Diluted Net Loss per ordinary share

•	Basic and diluted net loss per ordinary share was both US$2.40 in 2024, compared to US$1.40 in 2023. Non-GAAP basic and diluted net loss per ordinary share was both US$1.34 in 2024, compared to US$1.32 in 2023. Each ADS represents one Class A ordinary share.

Conference Call

Pony.ai will hold a conference call at 8:00 AM U.S. Eastern Time on Tuesday, March 25, 2025 (8:00 PM Beijing/Hong Kong Time on the same day) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive a confirmation email containing dial-in numbers, passcode, and a unique access PIN.

Participant Online Registration: https://dpregister.com/sreg/10197111/fe90682903

A replay of the conference call will be accessible through April 1, 2025, by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	7405983

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.pony.ai.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to Pony AI Inc., non-GAAP basic and diluted net loss per ordinary share, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and changes in fair value of warrants liability, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

About Pony AI Inc.

Pony AI Inc. is a global leader in the large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology.

For more information, please visit: https://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pony.ai

Investor Relations

Email: ir@pony.ai

Pony.ai

Media Relations

Email: media@pony.ai

Christensen Advisory

Email: pony@christensencomms.com

Pony AI Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in USD thousands, except share and per share data)

	As of	As of
	December 31, 2023	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	425,960	535,976
Restricted cash, current	49	21
Short-term investments	163,594	209,035
Accounts receivable, net	31,580	28,555
Amounts due from related parties, current	5,650	8,322
Prepaid expenses and other current assets	39,513	52,713
Total current assets	666,346	834,622
Non-current assets:
Restricted cash, non-current	196	175
Property, equipment and software, net	15,420	17,241
Operating lease right-of-use assets	6,419	13,342
Long-term investments	51,712	130,799
Prepayment for long-term investments	-	52,823
Other non-current assets	7,024	1,819
Total non-current assets	80,771	216,199
Total assets	747,117	1,050,821
Liabilities, Mezzanine Equity and Shareholders’ Deficit
Current liabilities:
Accounts payable and other current liabilities	44,299	66,548
Operating lease liabilities, current	3,866	3,438
Amounts due to related parties, current	-	900
Total current liabilities	48,165	70,886
Operating lease liabilities, non-current	2,246	9,835
Other non-current liabilities	1,533	1,389
Total liabilities	51,944	82,110
Total mezzanine equity	1,361,278	-
Total Pony AI Inc. shareholders’ (deficit) equity	(677,250)	951,122
Non-controlling interests	11,145	17,589
Total shareholders’ (deficit) equity	(666,105)	968,711
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	747,117	1,050,821

Pony AI Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in USD thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Revenues	50,595	35,516	71,899	75,025
Cost of revenues	(33,447)	(28,060)	(55,015)	(63,622)
Gross profit	17,148	7,456	16,884	11,403
Operating expenses:
Research and development expenses	(31,080)	(147,840)	(122,707)	(240,179)
Selling, general and administrative expenses	(12,538)	(32,714)	(37,417)	(56,747)
Total operating expenses	(43,618)	(180,554)	(160,124)	(296,926)
Loss from operations	(26,470)	(173,098)	(143,240)	(285,523)
Investment income	5,526	5,336	19,389	20,378
Changes in fair value of warrants liability	(1,715)	-	(3,030)	5,617
Other income (expenses), net	1,925	(13,356)	1,427	(15,477)
Loss before income tax	(20,734)	(181,118)	(125,454)	(275,005)
Income tax benefits (expenses)	4	-	126	(1)
Net loss	(20,730)	(181,118)	(125,328)	(275,006)
Net loss attributable to non-controlling interests	(147)	(204)	(516)	(885)
Net loss attributable to Pony AI Inc.	(20,583)	(180,914)	(124,812)	(274,121)
Foreign currency translation adjustments	2,084	(4,900)	(3,841)	(2,952)
Unrealized gain on available-for-sale investments	2,247	19,359	8,089	16,089
Total other comprehensive income	4,331	14,459	4,248	13,137
Total comprehensive loss	(16,399)	(166,659)	(121,080)	(261,869)
Less: Comprehensive income (loss) attributable to non-controlling interests	59	6,835	(757)	6,444
Total comprehensive loss attributable to Pony AI Inc.	(16,458)	(173,494)	(120,323)	(268,313)
Weighted average number of ordinary shares outstanding used in computing net loss per share, basic and diluted	90,502,945	182,347,578	89,100,415	114,318,765
Net loss per ordinary share, basic and diluted	(0.23)	(0.99)	(1.40)	(2.40)

Pony AI Inc.

Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in USD thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Research and development expenses	(31,080)	(147,840)	(122,707)	(240,179)
Share-based compensation expenses	317	101,505	1,832	102,383
Non-GAAP research and development expenses	(30,763)	(46,335)	(120,875)	(137,796)

Selling, general and administrative expenses	(12,538)	(32,714)	(37,417)	(56,747)
Share-based compensation expenses	461	23,366	1,926	24,620
Non-GAAP selling, general and administrative expenses	(12,077)	(9,348)	(35,491)	(32,127)

Operating expenses	(43,618)	(180,554)	(160,124)	(296,926)
Share-based compensation expenses	778	124,871	3,758	127,003
Non-GAAP operating expenses	(42,840)	(55,683)	(156,366)	(169,923)

Loss from operations	(26,470)	(173,098)	(143,240)	(285,523)
Share-based compensation expenses	778	124,871	3,758	127,003
Non-GAAP loss from operations	(25,692)	(48,227)	(139,482)	(158,520)

Net loss	(20,730)	(181,118)	(125,328)	(275,006)
Share-based compensation expenses	778	124,871	3,758	127,003
Changes in fair value of warrants liability	1,715	-	3,030	(5,617)
Non-GAAP net loss	(18,237)	(56,247)	(118,540)	(153,620)

Net loss attributable to Pony AI Inc.	(20,583)	(180,914)	(124,812)	(274,121)
Share-based compensation expenses	778	124,871	3,758	127,003
Changes in fair value of warrants liability	1,715	-	3,030	(5,617)
Non-GAAP net loss attributable to Pony AI Inc.	(18,090)	(56,043)	(118,024)	(152,735)

Weighted average number of ordinary shares outstanding used in computing net loss per share, basic and diluted	90,502,945	182,347,578	89,100,415	114,318,765
Non-GAAP net loss per ordinary share, basic and diluted	(0.20)	(0.31)	(1.32)	(1.34)